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                            August 30, 2022

       Chiyuan Deng
       Chief Executive Officer
       AB INTERNATIONAL GROUP CORP.
       48 Wall Street
       Suite 1009
       New York , NY 10005

                                                        Re: AB INTERNATIONAL
GROUP CORP.
                                                            Registration
Statement on Form S-1
                                                            Filed August 4,
2022
                                                            File No. 333-266505

       Dear Mr. Deng:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1

       General

   1. We note your response to comment 1 of our letter dated March 2, 2022 relating to the Post
                                                        Effective Amendment to
your prior registration statement and your assertion therein that you no longer have any
assets in China or Hong Kong. However, it appears that the
                                                        website related to your
NFT movie and music marketplace operations, starestnet.io is written in Chinese and
appears to be targeting that market. Please provide detailed disclosure regarding
the circumstances in which you divested yourself of the assets in
                                                        China or Hong Kong and
clarify whether you are still targeting the Chinese market with your newly acquired
assets, whether the majority of your revenues are from China, and whether you still have
any officers or operations located in China. Please provide a more
 Chiyuan Deng
AB INTERNATIONAL GROUP CORP.
August 30, 2022
Page 2
      detailed analysis in light of the factors above as to why you believe the prior comments from the letter dated March 2, 2022 do not apply to your company or revise the registration statement to comply with the prior comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameChiyuan Deng
                                          Division of Corporation Finance
Comapany NameAB INTERNATIONAL GROUP CORP.
                                          Office of Real Estate & Construction
August 30, 2022 Page 2
cc:       Scott Doney, Esq.
FirstName LastName